Exhibit 99.1

Ellomay Capital Announces ilA-/Stable Rating in Relation with Debentures Offered and Traded in Israel

Tel-Aviv, Israel, January 23, 2014 – Ellomay Capital Ltd. (NYSE MKT: ELLO; TASE: ELOM) (“Ellomay” or the “Company”), announced today that Standard & Poors Maalot Ltd. (“Maalot”) reaffirmed the “ilA-/Stable” rating assigned to the Series A Nonconvertible Debentures (the “Debentures”) offered by the Company in Israel and traded on the Tel Aviv Stock Exchange.

In its rating report (issued in Hebrew and available at: http://www.maalot.co.il/publications/3781/OTREll20131230161421.pdf), Maalot notes as follows:

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That the rating is positively affected by relatively low leverage, few limitations on the distribution of surpluses and a flat amortization schedule of the financial debt, and that the rating is constrained by a high concentration of the held assets, with most (60%) of the yielding projects in Italy and the reliance of the Company on dividend flows from projects in Italy and Spain of which revenues rely on regulated tariffs, in light of the tariff uncertainty and unstable regulatory environment in these countries. Maalot notes in its report the recent changes in regulation in both Spain, which introduced changes in the manner of the tariff calculation and Italy that announced an intention to significantly lower the minimal spot energy price to small photovoltaic facilities (which account for approximately 30% of the Company’s PV plants in Italy), creating a risk of exposure of approximately 3% of the Company’s future revenues to market prices.

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That the Company’s indirect holdings in the Dorad power plant, which is currently in the final stages of construction, represents the project with the highest quality in the Company’s portfolio in terms of credit risk but that there is uncertainty with regard to the extent and timing of the dividends that the Company is expected to receive from this project commencing 2015.

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That based on its assumptions, the sources to uses ratio of the Company shall exceed 1.4 in 2014, and therefore the Company shall have the capability to absorb, to a certain extent, negative changes in the regulatory environment or the business environment in the countries in which it operates, while continuing to service its debt. The base-case scenario presented by Maalot is based on assumption with respect to sources in 2014-2015 (cash and financial assets in the amount of approximately $10 million, revenues from repayment of shareholder’s loans, management fees and dividends in the aggregate amount of approximately $14 million and the planed Debenture issuance of approximately $34 million) and with respect to uses in 2014-2015 (repayment of bank loan of approximately $17.5 million, Debenture repayments of approximately $7 million, interest expenses of approximately $3.5 million, general and administrative expenses of approximately $6 million, investments in increasing the Company’s stake in existing projects of approximately $7 million and a dividend distribution of $2 million).

The foregoing is only a summary of the rating report and you are urged to read the rating report in its entirety.

A security rating is not a recommendation to buy, sell or hold securities, it may be subject to revision or withdrawal at any time by the assigning rating organization, and each rating should be evaluated independently of any other rating.

The public offering described in this press release was made in Israel, to residents of Israel only, and not to U.S. persons. The Debentures will not be registered under the U.S. Securities Act of 1933, as amended, and will not be offered or sold in the United States without registration or applicable exemption from the registration requirements according to the U.S. Securities Act of 1933, as amended. This press release shall not constitute an offer to sell or the solicitation of an offer to buy any Debentures.

About Ellomay Capital

Ellomay is an Israeli public company whose shares are listed on the NYSE MKT stock exchange and on the Tel Aviv Stock Exchange, which focuses its business in the energy and infrastructure sectors worldwide and is chaired by Mr. Shlomo Nehama, former Chairman of Bank Hapoalim, and controlled by Mr. Nehama and Kanir Joint Investments (2005) Limited Partnership, which is controlled by Mr. Ran Fridrich and Mr. Hemi Raphael.

Ellomay’s main assets include twelve photovoltaic plants in Italy with an aggregate nominal capacity of approximately 22.6 MWp (six in the Puglia Region, four in the Marche Region and two in the Veneto Region), 85% ownership of a photovoltaic plant in Spain with a capacity of approximately 2.3 MWp, and 7.5% indirect holdings in Dorad (with an option to increase such holdings to 9.375%), Israel’s largest private power plant, which is in the final stages of construction and is expected to have an aggregate capacity of approximately 800MW (representing approximately 8% of Israel’s current electricity consumption).

Information Relating to Forward-Looking Statements

This press release contains forward-looking statements that involve substantial risks and uncertainties, including statements that are based on the current expectations and assumptions of the Company’s management. All statements, other than statements of historical facts, included in this press release regarding the Company’s plans and objectives, expectations and assumptions of management are forward-looking statements.  The use of certain words, including the words “estimate,” “project,” “intend,” “expect,” “believe,” “anticipate,” “will,” “plan,” “could,” “may”  and similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.  The Company may not actually achieve the plans, intentions or expectations disclosed in the forward-looking statements and you should not place undue reliance on the Company’s forward-looking statements. Various important factors could cause actual results or events to differ materially from those that may be expressed or implied by our forward-looking statements. These and other risks and uncertainties associated with the Company’s business are described in greater detail in the filings the Company makes from time to time with Securities and Exchange Commission, including its Annual Report on Form 20-F. The forward-looking statements are made as of this date and the Company does not undertake any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

Contact:
Kalia Weintraub
CFO
Tel: +972 (3) 797-1111
Email: anatb@ellomay.com